SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ENERSYS

(Name of Subject Company (issuer) and Filing Person (offeror))

3.375% Convertible Senior Notes Due 2038

(Title of Class of Securities)

29275Y AA0

(CUSIP Number of Class of Securities)

Thomas O’Neill

Vice President and Treasurer

2366 Bernville Road

Reading, Pennsylvania 19605

(610) 208-1991

(Name, address and telephone number of person authorized to receive notices and  communications on behalf of filing persons)

Copy to:

Stacy J. Kanter, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$172,356,000 (1)	$20,027.77 (2)

(1)	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3.375% Convertible Senior Notes Due 2038, as described herein, is $1,000 per $1,000 principal amount outstanding. As of April 30, 2015 there was $172,356,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $172,356,000.
(2)	The amount of the filing fee equals $116.20 per $1 million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by EnerSys, a Delaware corporation (the “Company”), and relates to the Company’s offer to purchase the 3.375% Convertible Senior Notes due 2038 that were issued by the Company (the “Notes”), upon the terms and conditions set forth in the Indenture (as defined below), the Company Notice dated May 1, 2015 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(D) to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option Materials”).

The Notes were issued pursuant to the Indenture dated as of May 28, 2008 (the “Base Indenture”) by and between the Company and The Bank of New York Mellon (successor to The Bank of New York), as Trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of May 28, 2008 (the “Supplemental Indenture”) (such Base Indenture, as supplemented by the Supplemental Indenture, the “Indenture”). The Notes are convertible into cash, shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), or cash for the accreted principal amount of the Notes, and cash and/or shares of Common Stock, at the option of the Company, for the excess, if any, of the conversion value above the accreted principal amount of the Notes. The Company will satisfy its conversion obligation by paying an amount in cash equal to the lesser of the accreted principal amount of Notes converted and the Company’s conversion obligation, and, at the Company’s option, by delivering cash, shares of the Common Stock or a combination thereof to the extent that the conversion obligation exceeds the accreted principal amount of Notes being converted.

The right of holders to surrender their Notes for purchase by the Company (which we refer to as the “Option”) will expire at 11:59 p.m., New York City time, on May 29, 2015. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 Through 9.

The Company is the issuer of the Notes, and the Company is offering to purchase for cash all of the Notes if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Notes and the Option Materials. The Notes are convertible into cash, shares of Common Stock, or cash for the accreted principal amount of the Notes, and cash and/or shares of Common Stock, at our election, for the excess, if any, of the conversion value above the accreted principal amount of the Notes. The Company maintains its principal executive offices at 2366 Bernville Road, Reading, Pennsylvania 19605. The Company’s telephone number at that address is (610) 208-1991. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Materials is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

The Company believes that its financial condition is not material to a holder’s decision whether to put the Notes to the Company because (1) the consideration being paid to holders surrendering Notes consists solely of cash, (2) the Option is not subject to any financing conditions, (3) the Option applies to all outstanding Notes and (4) the Company is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b)	Other Material Information. Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Company Notice of Holders’ Optional Put Repurchase Right to Holders of EnerSys’ 3.375% Convertible Senior Notes Due 2038, dated May 1, 2015.

Exhibit No.	Description

(a)(1)(B)	Form of Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	IRS Form W-9 and General Instructions for IRS Form W-9.

(b)	Indenture, dated as of April 23, 2015, between the Company, the guarantors party thereto and MUFG Union Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated April 23, 2015).

(d)(A)	Indenture, dated as of May 28, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 28, 2008).

(d)(B)	First Supplemental Indenture, dated as of May 28, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated May 28, 2008).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERSYS

	By:	/s/ Richard W. Zuidema
		Name:	Richard W. Zuidema
		Title:	Executive Vice President

Dated: May 1, 2015

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Company Notice of Holders’ Optional Put Repurchase Right to Holders of EnerSys’ 3.375% Convertible Senior Notes Due 2038, dated May 1, 2015.

(a)(1)(B)	Form of Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	IRS Form W-9 and General Instructions for IRS Form W-9.

(b)	Indenture, dated as of April 23, 2015, between the Company, the guarantors party thereto and MUFG Union Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated April 23, 2015).

(d)(A)	Indenture, dated as of May 28, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 28, 2008).

(d)(B)	First Supplemental Indenture, dated as of May 28, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated May 28, 2008).

(g)	Not applicable.

(h)	Not applicable.

4